U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 3

           INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and address of Reporting Person

    Frank E. Williams, Jr.
    2789-B Hartland Road
    Falls Church, Virginia 22043

2. Date of Event Requiring Statement (Month/Day/Year)

   November 13, 2002 (election as Director)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Kaiser Group Holdings, Inc.  (KGHI/KGHIP)

5.   Relationship of Reporting Person to Issuer

 X   Director
     Officer - Title - Vice President
     10% Owner
     Other

7.  Individual or Joint/Group Filing (Check Applicable Line)

 X    Form filed by One Reporting Person

      Form filed by More than One Reporting Person

**********************

     Table I - Non-Derivative Securities Beneficially Owned

1.  Title of Security

    A. Kaiser Group Holdings, Inc. Common Stock (KGHI)
    B. Kaiser Group Holdings, Inc. Preferred Stock (KGHIP)

2. Amount of Securities Beneficially Owned

       A.  7,000 Common, consisting of:
          ------
        a. 3,000
        b. 2,000
        c. 2,000

       B.  2,550 Preferred, consisting of:
          ------
        a.   500
        b.   650
        c. 1,200
        d.   200

3.  Ownership Form: Direct (D) or Indirect (I)

     A. Common
      a. D
      b. I
      c. I

     B. Preferred
      a. D
      b. I
      c. I
      d. I

4.  Nature of Indirect Beneficial Ownership

    A. Common
     b.  by spouse (Mr. Williams disclaims beneficial ownership)
     c. by Williams Family LP, of which Mr. Williams is the controlling person

    B. Preferred
     b.  by spouse (Mr. Williams disclaims beneficial ownership)
     c. by Williams Family LP, of which Mr. Williams is the controlling person
     d.  as trustee for minor granchildren

**********************

Table II
Derivative Securities Beneficially Owned

1.  Title of Derivative Security

    n/a


2. Date Exercisable and Expiration Date (Month/Date/Year)

    n/a


3.  Title and Amount of Underlying Securities

    n/a

4.  Conversion or Exercise Price of Derivative Security

    n/a


5. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

    N/a

6. Nature of Indirect Beneficial Ownership

    n/a

Signature

/s/ Frank E. Williams, Jr.      Date: November 20, 2002
Frank E. Williams, Jr.